Exhibit 99.1

AMENDMENT NO. 1 TO THE OPEN MARKET SALE AGREEMENTSM

September 13, 2022

JEFFERIES LLC

520 Madison Avenue

New York, New York 10022

Ladies and Gentlemen:

This Amendment No. 1 to the Open Market Sale AgreementSM (this “Amendment”) is entered into as of the date first written above by ASLAN Pharmaceuticals Limited, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), and Jefferies LLC (“Agent”), that are parties to that certain Open Market Sale AgreementSM, dated October 9, 2020 (the “Original Agreement”). All capitalized terms not defined herein shall have the meanings ascribed to them in the Original Agreement. The parties, intending to be legally bound, hereby amend the Original Agreement as follows:

1. The first sentence of Section 2(a) to the Original Agreement is hereby deleted in its entirety and replaced with the following:

“(a) Registration Statement. The Company has prepared and filed with the Commission a shelf registration statement on Form F-3 (File No. 333-252575) that contains a base prospectus (the “Base Prospectus”).”

2. The last sentence of Section 3(d) to the Original Agreement is hereby deleted in its entirety and replaced with the following:

“The fees and disbursements of Agent’s counsel pursuant to subsections (vi) and (vii) above shall not exceed (A) $50,000 in connection with the execution of this Agreement, (B) $50,000 in connection with the preparation and filing of any registration statement, prospectus or prospectus supplement pursuant to an amendment to this Agreement, and (C) $15,000 in connection with each Triggering Event Date (as defined below) on which the Company is required to provide a certificate pursuant to Section 4(o).”

3. The Company hereby represents and warrants that the representations and warranties of the Company as set forth in Section 2 of the Original Agreement (except as modified herein) are true and correct as of the date of this Amendment.

4. Except as specifically amended hereby in this Amendment, the Original Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects. Neither this Amendment nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agent. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as written by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the parties as reflected in this Amendment. All references in the Original Agreement to the “Agreement” shall mean the Original Agreement as amended by this Amendment; provided, however, that all references to “date of this Agreement” in the Original Agreement shall continue to refer to the date of the Original Agreement.

5. This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in such state. Any legal suit, action or proceeding arising out of or based upon this Amendment or the transactions contemplated hereby may be instituted in the federal courts of the United States of America located in the Borough of Manhattan in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan in the City of New York (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court, as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth in the Agreement shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.

6. This Amendment may be executed in two or more counterparts, each one of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Any signature to this Amendment may be delivered by facsimile transmission, electronic mail delivery (including portable document format (PDF) file) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or the New York Electronic Signature and Records Act or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable law.

[Remainder of Page Intentionally Blank]

If the foregoing correctly sets forth the understanding between the Company and the Agent, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding amendment to the Original Agreement between the Company and the Agent.

Very truly yours,

JEFFERIES LLC

By:	/s/ Donald Lynaugh
Name:	Donald Lynaugh
Title:	Managing Director

ACCEPTED as of the date first-above written:

ASLAN PHARMACEUTICALS LIMITED

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

[Signature Page to Amendment No. 1 to the Open Market Sale AgreementSM]